Exhibit 4.17

DESCRIPTION OF COMMON STOCK REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The authorized common stock of Viacom as set forth in its amended and restated certificate of incorporation includes 375,000,000 shares of Viacom Class A Common Stock, par value $0.001 per share, and 5,000,000,000 shares of Viacom Class B Common Stock, par value $0.001 per share. References to “Viacom” in this description are references to Viacom Inc. and not its consolidated subsidiaries, unless the context requires otherwise.
The descriptions set forth below are not complete, and are subject to, and qualified in their entirety by reference to, Viacom’s amended and restated certificate of incorporation and bylaws and the Delaware General Corporation Law.
General
All issued and outstanding shares of Viacom Class A Common Stock and Viacom Class B Common Stock are identical and the holders of such shares are entitled to the same rights and privileges, except as provided in Viacom’s amended and restated certificate of incorporation as described below.
Voting Rights. Holders of Viacom Class A Common Stock are entitled to one vote per share with respect to all matters on which the holders of Viacom common stock are entitled to vote and the affirmative vote of a majority of the outstanding shares of Viacom Class A Common Stock, voting separately as a class, is necessary to approve (i) any merger or consolidation of Viacom pursuant to which shares of Viacom common stock are converted into or exchanged for any other securities or consideration or (ii) certain transactions relating to Paramount Pictures Corporation and its subsidiaries or other Viacom subsidiaries involved in Viacom’s filmed entertainment business.
Holders of Viacom Class B Common Stock do not have any voting rights, except as required by Delaware law.
Generally, all matters to be voted on by the stockholders of Viacom must be approved by a majority of the aggregate voting power of the shares of capital stock of Viacom having voting power present in person or represented by proxy, except as required by Delaware law.
Dividends. Holders of Viacom Class A Common Stock and Viacom Class B Common Stock share ratably in any cash dividend declared by the Board of Directors, subject to the rights and preferences of any outstanding preferred stock. The Board of Directors may, at its discretion, declare a dividend of any securities of Viacom or of another entity, to the holders of Viacom Class A Common Stock and Viacom Class B Common Stock in the form of (i) a ratable distribution of identical securities to the holders of Viacom Class A Common Stock and Viacom Class B Common Stock or (ii) a distribution of one class or series of securities to the holders of Viacom Class A Common Stock and another class or series of securities to the holders of Viacom Class B Common Stock, provided that the securities so distributed do not differ in any respect other than (x) differences in their rights (other than voting rights and powers) consistent in all material respects with the differences between Viacom Class A Common Stock and Viacom Class B Common Stock and (y) differences in their relative voting rights and powers, with the holders of Viacom Class A Common Stock receiving the class or series of such securities having the higher relative voting rights or powers (without regard to whether such voting rights or powers differ to a greater or lesser extent than the corresponding differences in the voting rights or powers of Viacom Class A Common Stock and Viacom Class B Common Stock provided in the amended and restated certificate of incorporation).
Conversion. So long as there are at least 5,000 shares of Viacom Class A Common Stock outstanding, each share of Viacom Class A Common Stock is convertible at the option of the holder of such share into one share of Viacom Class B Common Stock.
Liquidation Rights. In the event of a liquidation, dissolution or winding-up of Viacom, all holders of Viacom common stock, regardless of class, are entitled to share ratably in any assets available for distributions to holders of shares of Viacom common stock subject to the preferential rights of any outstanding preferred stock.

Split, Subdivision or Combination. In the event of a split, subdivision or combination of the outstanding shares of Viacom Class A Common Stock or Viacom Class B Common Stock, the outstanding shares of the other class of Viacom common stock will be divided proportionally.
Preemptive Rights. Shares of Viacom Class A Common Stock and Viacom Class B Common Stock do not entitle a holder to any preemptive rights enabling a holder to subscribe for or receive shares of stock of any class or any other securities convertible into shares of stock of any class of Viacom. The Board of Directors possesses the power to issue shares of authorized but unissued Viacom Class A Common Stock and Viacom Class B Common Stock without further stockholder action, subject to the requirements of applicable law and stock exchanges. The number of authorized shares of Viacom Class A Common Stock and Viacom Class B Common Stock could be increased with the approval of the holders of a majority of the outstanding shares of Viacom Class A Common Stock and without any action by the holders of shares of Viacom Class B Common Stock.
Other Rights. Viacom’s amended and restated certificate of incorporation provides that Viacom may prohibit the ownership of, or redeem, shares of its capital stock in order to ensure compliance with, or prevent the applicability of limitations imposed by, the requirements of U.S. laws or regulations applicable to specified types of media companies.